Fast Casual Concepts, Inc.

141 Amsterdam Rd.

Grove City, PA 16127

September 3, 2020

VIA EMAIL and EDGAR UPLOAD

CFTradeandServices@sec.gov

Division of Corporation Finance

Office of Trade & Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Fast Casual Concepts, Inc.

Offering Statement on Form 1-A

Filed April 7, 2020

File No. 024-11190

To The Division:

Assuming the most recent amended 1-A filing meets with Division approval and pursuant to Rule 252(d)(3), Fast Casual Concepts, Inc. (the “Company”) formally requests qualification of its above-referenced offering statement.

Sincerely,

/s/ George Athanasiadis

CEO